02017968

#Exhibits: 3
#Pages: 16

PE 02/28/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2002

RANDGOLD & EXPLORATION COMPANY LIMITED
(Translation of Registrant's Name into English)

P.O. BOX 82291, JOHANNESBURG, 2025, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K Filing for the month of February, 2002, and incorporated by reference herein, are:

Exhibit #	**Description**	Page
1.	(i) the Registrant's application to the JSE, dated December 7, 2001, relating to the listing of 40,050 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 9, 2002 relating to the listing of 40,050 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 40,050 new shares.	5
2.	Randgold News Release, dated February 8, 2002, entitled "Randgold NAV Soars on Rand-Hedge Investments."	14
3.	Randgold Preliminary Report for the year ended December 31, 2001.	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David J Haddon
David J. Haddon
Group Company Secretary

Dated: February 28, 2002

4

EXHIBIT 1

#45130196v1<

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

December 7, 2001

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 40 050 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 40 050 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
40 050	6.05

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg
2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House
41 Fox Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	41 701 893	shares of 1(one) cent each:	R417 018
Unissued:	33 298 107	shares of 1(one) cent each:	R332 981

2 / ....

dm

RGE\SOS\020107~40 050: Var~9

RANDGOLD

6

5. The company's issued ordinary share capital after the issue of the 40 050 ordinary shares, which are the subject of this application, will be:

41 741 943	ordinary shares of 1 (one) cent each:	R417 419

The unissued ordinary share capital will decrease to:

33 258 057	ordinary shares of 1 (one) cent each:	R332 580

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 7 March 1995, a copy of which is attached.

9. The new shares will be allocated and issued on 9 January 2002.

10. The listing fee of R752-40 is attached hereto.

SIGNED at JOHANNESBURG on 7 January 2002.

[signature] DIRECTOR

David Abraham COMPANY SECRETARY

________________ SPONSOR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 7 MARCH 1995

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director and the secretary be and he is hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Company Secretary

8

JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

9 January 2002
REF: MM/tm/5671

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 7 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 10 January 2002 in respect of 40 050 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R417 419-43 divided into 41 741 943 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services Africa (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 10 JANUARY 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDS	0·01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25 JANUARY 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

CM 15

Name	Address of allottee	Number of Shares	Description of shares allotted
C E Anderson	PO Box 82291 Southdale 2135	6 700	par value ordinary
L van Dreau	PO Box 82291 Southdale 2135	8 550	par value ordinary
W A Mbatha	PO Box 82291 Southdale 2135	2 000	par value ordinary
S Casoojee	PO Box 82291 Southdale 2135	5 000	par value ordinary
K Kallman	PO Box 82291 Southdale 2135	2 500	par value ordinary
E I Backes	PO Box 82291 Southdale 2135	3 000	par value ordinary
J Avgoustinos	PO Box 82291 Southdale 2135	4 000	par value ordinary
S Tsotetsi	PO Box 82291 Southdale 2135	3 300	par value ordinary
M L Snashall	PO Box 82291 Southdale 2135	5 000	par value ordinary

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				41 701 893	ORDS	0-01	417018-93
Total		Total	R	Total 41 701 893		Total	R 417 018-93

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 417018-93

Stated capital R –

Premium account R 272 475 918-65

Total issued capital R 272 892 937-58

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				40050	ORDS	0-01	6-04	242 302-50
Total		Total	R	Total 40 050			Total	R 242 302-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees: See attached schedule

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				41 701 893	ORS	0-01	—	*	417 018-93
				40 050	ORDS	0-01	6-04	**	400-50
Total		Total	R	Total 41 741 943			Total	R ***	417 419-43

* 272 475 918-65
** 241 902-00
*** 272 717 820-65

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 417 419-43

State capital R —

Premium account (See analysis below) R 272 716 462-45

Total issued capital R 273 133 881-88

Certified correct.

Date 25 January 2002 Signature [signature]
Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		272 475 918-65
Premium on allotment	241 902	
Less		
Allotment Duty	(752-40)	
Issue Duty	(605-80)	240 543-80
		272 716 462-45

13

EXHIBIT 2

14

RANDGOLD

NEWS RELEASE

For immediate release

For further information call:
Roger Kebble on +27(11) 309-6000

RANDGOLD NAV SOARS ON RAND-HEDGE INVESTMENTS

Johannesburg, 8 February 2002 - The calculated net asset value of Randgold & Exploration increased more than fourfold to 2 036 cents during 2001, reflecting the growth in value of its gold investments over this period, the company said today. RG&E's major investment is its 59% interest in the London-listed Randgold Resources but it also has a significant exposure to the South African gold mining company Durban Roodepoort Deep, as well as other gold counters listed on the JSE Securities Exchange.

Reporting on its results for the year to December, the company said it had been a time of notable progress for the Randgold Group. Major developments included a further strong performance by Randgold Resources and the settlement by RG&E of its US$48 million convertible bond.

"Randgold Resources is set to continue doing well and is, in fact, one of the few companies of its kind worldwide which is investing substantially in future growth through exploration and new business development," said chairman Roger Kebble.

"Our other active interest is the wholly owned mineral rights business Minrico, which increased its holdings by 1.6 million hectares to 4 million hectares under management during the year, some 70% of which is currently being explored."

Kebble said the company was addressing certain negative structural issues which were creating a significant value gap in its market rating. The settlement of the convertible bond in September was considered an important milestone in this process. The company is in discussion with the regulatory authorities regarding the structural issues.

du Plessis Associates

Issued on behalf of Randgold & Exploration by du Plessis Associates.
dPA contact Kathy du Plessis on 082 330 2034 or
e-mail randgold@dpapr.com.

EXHIBIT 3

RANDGOLD

Preliminary report for the year ended 31 December 2001

- *Convertible bond repaid*
- *Randgold Resources posts healthy profits*
- *Randgold value underpinned by its gold investments*

CONSOLIDATED INCOME STATEMENT

R000	Reviewed Year ended 31 Dec 2001	Audited Year ended 31 Dec 2000
Revenue		
Product sales	585 567	107 206
Cash cost		
Cash operating cost	(204 237)	(29 587)
Royalties	(40 376)	(5 652)
Total cash costs	(244 613)	(35 239)
Operating profit	340 954	71 967
Interest received	18 305	17 666
Profit on Morila sale and other income	10 344	911 899
Interest expense	(61 331)	(103 635)
Depreciation & amortisation	(50 885)	(5 545)
Corporate & exploration	(100 799)	(125 636)
Loss on sale of investments	(11 386)	(23 845)
Foreign exchange differences & other	(75 048)	(6 923)
Income on ordinary activities before discontinued operations & minority interest	70 154	735 948
Minority interest	(56 408)	(58 420)
Discontinued operation	(54 500)	(658 493)
Net (loss)/income for the period	(40 754)	19 035
Ordinary shares in issue (000)	41 702	41 437
(Loss)/earnings per share (cents)	(98)	46
Headline loss per share (cents)	(98)	(2 049)
Dividend	nil	nil

CONSOLIDATED BALANCE SHEET

R000	Reviewed at 31 Dec 2001	Audited at 31 Dec 2000
ASSETS		
Non-current assets		
Property, plant and equipment	975 483	586 884
Current assets	574 792	802 052
Inventories	124 975	79 884
Receivables	189 980	189 331
Investments	117 303	46 763
Cash and short-term investments	142 534	486 074
Total assets	1 550 275	1 388 936
LIABILITIES AND SHAREHOLDERS EQUITY		
Capital and reserves	192 747	26 295
Minority shareholder's interest in subsidiaries	161 532	121 251
Long-term liabilities	760 576	590 838
Current liabilities	435 420	650 552
Total equity and liabilities	1 550 275	1 388 936

CONSOLIDATED CASH FLOW STATEMENT

R000	Reviewed Year ended 31 Dec 2001	Audited Year ended 31 Dec 2000
Net cash provided by/(utilised in) operations	209 151	(187 145)
Net cash (utilised in)/provided by investing activities	(51 754)	296 770
Net cash (utilised in)/provided by financing activities	(500 937)	358 781
Net (decrease)/increase in cash and cash equivalents	(343 540)	468 406
Cash and cash equivalents at beginning of period	486 074	17 668
Cash and cash equivalents at end of period	142 534	486 074

NET ASSET VALUE

DESCRIPTION	Units held	Price R	Percent held	Market value 16 Jan 2002 R000
Listed investments				
Durban Roodepoort Deep, Limited	5 600 000	18.20	3.5%	101 920
Durban Roodepoort Deep, Limited "B" options	1 791 392	0.10	20.0%	179
Western Areas Limited	217 800	27.80	0.2%	6 055
JCI Gold Limited	641 400	8.00	0.4%	5 131
Consolidated African Mines Limited	26 653 900	0.53	4.0%	14 127
Kelgran Limited	2 321 115	1.19	2.7%	2 762
Randgold Resources Limited	13 312 480	59.25	59.3%	788 764
				918 938
Other assets				68 993
Liabilities				(139 028)
Net assets				848 903
Shares in issue (000)				41 702
NAV per share (cents)				2 036

STATEMENT OF CHANGES IN EQUITY

R000	Reviewed 12 months ended 31 Dec 2001	Audited 12 months ended 31 Dec 2000
Equity at beginning of period	26 295	(12 662)
Issue of new shares	1 583	227
Other reserves	205 623	19 695
Net (loss)/income for the period	(40 754)	19 035
	192 747	26 295

COMMENTS

Randgold & Exploration has through its gold investments over the past year offered significant value protection, borne out by an increase in the calculated NAV from 492 cents to 2 036 cents. In addition to its gold investments, the Group's wholly owned mineral rights management company, Minrico, has acquired the management of a further 1 600 000 hectares of mineral rights in the Northern Cape, much of it in prospective diamond and base mineral terrain. Added to the existing rights it manages, it now has *approximately 4 000 000 hectares under its management of which some 70% is actively* being explored.

The latest draft of the Minerals and Petroleum Development Bill will be released for public comment soon. Whilst the aims of the Bill are supported, and much of what it intends to *achieve is already being achieved by Minrico, we await the disclosure of how the State* intends to address the all important issues relating to the exploration, development and entrepreneurial aspects of our industry.

FINANCIAL REVIEW

The results for the year ended 31 December 2001 have been prepared in terms of South African statements of Generally Accepted Accounting Practice, and in accordance with the Group's accounting policies which are consistent with that of the previous year. These results have been reviewed by our auditors, PricewaterhouseCoopers Inc, and a copy of their report is available for inspection at the Company's registered office.

The operating profit from the Group's 40% share in the Morila operation amounted to R341 million (2000 : R72 million). The main expenses incurred were the Group's corporate and exploration costs, foreign exchange conversion losses on the repayment of the *US dollar denominated convertible bond* and interest paid on the Morila project financing, Randgold Resources corporate facility and the convertible bond.

Randgold Resources announced at the beginning of 2001 that the Syama mine would be placed on care and maintenance. In line with the decision to discontinue operations, the Syama results are shown separately on the income statement. The Group's portion of Syama's net loss for the year amounted to R54.5 million (2000 : R658.5 million). This comprised of Syama's gold sales revenue of R141.9 million (2000 : R343.5 million), production and rehabilitation costs of R197.3 million (2000 : R402.1 million) and net sundry expenditure of R1.7 million (2000 : R11.2 million revenue). During the previous financial year, the mine's assets were written down by R541.8 million to its net realisable value, hence no depreciation was charged for the year (2000 : R79.5 million).

The Company used the proceeds received from a compulsory repurchase by Randgold *Resources of 34.08% of its shares to redeem the US$48 million convertible* bond which fell due in September 2001. In September a R70 million, one year loan was obtained from ABSA. The largest portion of the loan was used to replace other short-term financing facilities.

Shareholders are referred to the press announcement published today by Randgold Resources for a more detailed review of results.

PROSPECTS

The Company is addressing certain negative structural issues which are creating a significant value gap in its market rating. The settlement of the convertible bond in September is considered an important milestone in this regard. ABSA Corporate & Merchant Bank has been appointed to assist in the process.

R A R Kebble
Chairman

Johannesburg
8 February 2002

Randgold & Exploration Company Limited • *Reg No 1992/005642/06*
NASDAQ trading symbol: RANGY • Sharecode: RNG • ISIN Number: ZAE000008819

Registered office: 5 Press Avenue, Selby, 2025, Johannesburg, PO Box 82291, Southdale, 2135, Republic of South Africa.
Telephone +27(11) 309-6000 Telefax: +27(11) 837-2396, e-mail: haddond@randgold.co.za

Share transfer secretaries: Computershare Services Limited, Edura House, 41 Fox Street, Johannesburg, 2001, PO Box 62391, Marshalltown, 2107, Republic of South Africa.
Telephone: +27(11) 370-7700 Fax: +27(11) 836-0792

Depositary bank: American Depositary Receipts, The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY 10286, Telephone: 1 (800) 524-4458

Investor and media relations: For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Telefax +27(11) 728-2547, e-mail: randgold@dpapr.com

dPA 18041e